February 12, 2008

Mr. Kevin Woody
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          Gateway Tax Credit Fund, Ltd (the “Company”)
Form 10-K for fiscal year ended March 31, 2007
File No. 0-17711.

Dear Mr. Woody:

This letter is in response to your comment letter dated January 29, 2008.  The comments in your letter are restated herein in bold, followed by our response.

Form 10-K for the fiscal year ended March 31, 2007

Item 2.  Properties

1.
We note that your largest individual project partnership investment as of March 31, 2007 comprised 16.63% of your total assets.  Please tell us if you continue to hold this investment currently and what percentage this investment represented to total net assets as of June 30, 2007 and September 30, 2007.  Please provide separate summarized financial information for this investment if this investment has a significance level in excess of 10%.  Reference is made to Rule 3-09 of Regulation S-X.

The name of the project partnership whose investment balance comprised 16.63% of the Company’s total assets on March 31, 2007 is “Crosstown Seniors Limited Dividend Housing Association Limited Partnership” (“Crosstown”).  As of the date of this response, the investment in Crosstown continues to be held by the Company.  As of June 30, 2007 and September 30, 2007, Crosstown’s investment balance as a percentage of the Company’s total assets was 15.82% and 15.41%, respectively.

The Company believes that it has appropriately applied Reg 210.3-09 of Regulation S-X  because as directed therein it substituted  “20 percent for 10 percent” in the tests used in Reg 210.1-02(w) and therefore concluded for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, that no separate financial statements for Crosstown are required to be included in the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q.

Item 9A. Controls and Procedures

2.
Regarding your evaluation of the effectiveness of disclosure controls and procedures, we note your conclusion is based upon an evaluation date within 90 days prior to the filing of your report.  Please revise such disclosure in your amended filing to disclose your conclusion as of the end of the period covered by your report as required by Item 307 of Regulation S-K.

The Company will amend its March 31, 2007 Annual Report on Form 10-K to correct the Item 9A disclosure reflecting that the evaluation referred to therein occurred as of the end of the period covered by the report.

Mr. Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2008

Financial Statements

Consolidated Statements of Cash Flows

3.
We note your use of the caption “expenses related to the sale of project partnerships” has been included as a cash outflow related to financing activities.  Please help us to understand the general nature of this caption and your bases in GAAP for inclusion within the financing activities section.  Reference is made to SFAS 95.

Pursuant to the terms of the Company’s Partnership Agreement, the Limited Partners are entitled to sales proceeds from the sale of project partnership assets or the project partnership interests, up to a return of their originally invested capital.  From the gross proceeds the Company receives from such sales, the Managing General Partner is entitled to reimbursement of all expenses incurred in connection with the sale of project partnership assets or project partnership interests.

Given these contractual provisions, the Company believed the most informative disclosure was to:  1)  present gross proceeds from the sale of project partnerships in the Investing Activities section of the Consolidated Statement of Cash Flows.  2)  Present the actual amount distributed to the Limited Partners (such amount arising from the sale of project partnership assets or project partnership interests as described in Note 7 to the Financial Statements) in the financing activities section of the Consolidated Statement of Cash Flows.  The difference between these two amounts represents the expenses the Managing General Partner incurred related to those sales.

After further review of SFAS 95, the Company will amend its March 31, 2007 Annual Report on Form 10-K and eliminate the “expenses related to sale of project partnerships” line item from the financing activities section of the Consolidated Statement of Cash Flows and include those expenses as an offsetting component of the “proceeds from sale of project partnerships” line item in the investing activities section.  The newly revised line item will be titled “net proceeds from sale of project partnerships.”

Note  2 – Significant Accounting Policies

Variable Interest Entities

4.
We note your disclosure which indicates that as of March 31, 2007, you believed that you were not the primary beneficiary of your holdings in any of the 69 variable interest entities which you identified.  Additionally, it appears from your disclosure as of September 30, 2007 in your Form 10-Q that you determined that you are the primary beneficiary for one of your project partnerships.  Please tell us what the name of the entity in which you consider yourself to be the primary beneficiary and help us to understand, generally, how you appear to have reached different conclusions for the fiscal year end and for the period ended September 30, 2007.  Finally, please tell us how you met the disclosure requirements as the primary beneficiary of a variable interest entity under FIN 46R within your Form 10-Q.

Mr. Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2008

The Company will amend its March 31, 2007 Annual Report on Form 10-K, Note 2 Variable Interest Entities, to clarify and correct the disclosure.  The corrected first sentence and two additional sentences of the disclosure will read as follows, the balance of the paragraph will be unchanged (the additional information being added to the existing disclosure is underlined in the following):

As of March 31, 2007, Gateway holds variable interests in 69 VIEs, 68 of which consist of Project Partnerships, which Gateway is not the primary beneficiary.  The Village Apartments of Sparta is a VIE in which Gateway is considered to be the primary beneficiary as a result of an affiliate of the Managing General Partner serving as the general partner of that Project Partnership.  Refer to the Consolidated Statements discussion in Note 2 for further information regarding the consolidation of this Project Partnership.

No different VIE conclusions have been reached in any of the referenced filings regarding this entity.  Sparta has been consolidated in all referenced filings as a result of an affiliate of the Managing General Partner serving as its general partner.  However, the wording in the March 31, 2007 Annual Report on Form 10-K requires the modification as described above in order to clarify that point.

FASB Interpretation No. 46 – Revised (FIN 46R), paragraph 23 details disclosure requirements for primary beneficiaries of VIEs.  Footnote 17 of that provision states “a variable interest entity may issue voting equity interests, and the enterprise that holds a majority voting interest also may be the primary beneficiary of the entity.  If so, the disclosures in paragraphs 23 and 27 are not required.”  Given the circumstance that an affiliate of the Managing General Partner is the general partner of the Village Apartments of Sparta, Gateway is deemed to hold a majority voting interest in that Project Partnership and therefore the disclosures in paragraphs 23 and 27 of FIN 46R are not required.

Gateway Tax Credit Fund, Ltd.

Basis of Accounting

5.
Your disclosure indicates that you changed the period of amortization for intangible acquisition fees during fiscal 2006 from 35 years to 15 years to better approximate the period over which the benefits are realized.  We also note that you made this change very near to the time frame that substantially all of your project partnerships reached or were nearing the completion of their underlying fifteen year tax credit compliance period.  Please help us to better understand why  the original amortization period was established at 35 years and provide us with any available insight with respect to why you did not change the estimated life to 15 years prior to fiscal year 2006.

The 35-year amortization period for the intangible asset, acquisition fees and expenses, was established upon the inception of the Company.  The acquisition of the underlying project partnership investment is the event which caused the acquisition fee to be incurred.  The intangible asset is considered a part of the Company’s investment in each project partnership.  However, the cost of this intangible asset was not incurred by the project partnership but rather was part of the cost paid by the Company to the Managing General Partner for services rendered upon acquisition of the investment.  Although not a component of the cost incurred by the project partnership, the 35-year amortization period was selected to approximate the charge the Company could have expected to incur if the cost of the intangible asset was a component of cost of the project partnership.

Mr. Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2008

The 35-year amortization period was initially established based upon an estimate of the useful lives of the underlying physical building assets (i.e. the rental real estate) which are held by the project partnerships and comprise the largest tangible asset of each project partnership investment.  Consistent with this approach, in applying the equity method of accounting the Company includes any unamortized balance of the intangible asset as part of its remaining project partnership investment balance. The result is that historically the Company recognized additional losses on its investments in project partnerships under the equity method beyond its original investment amount and before suspending losses, up to the amount of any unamortized intangible asset.  The tax credit compliance period of 15 years was not originally used because it was not viewed as the holding period for the investment in the project partnerships. No exit strategy had been determined at the time of the original investment. The Company considered the underlying useful life of the property to be the requisite asset life for the resultant intangible asset until such time that it became evident to the Managing General Partner through the adoption of specific policies more fully described below, that the project partnership investments will most likely not be held by the Company for such term.

As of March 31, 2005, (the year-end immediately preceding the accounting change) only two of the 87 project partnerships originally held by the Company had been sold.  These two transactions were largely a result of the general partners of those project partnerships initiating the sale process.  As of the end of fiscal year 2005, with project partnerships just beginning to exit their fifteen year tax credit compliance period in significant number, the Managing General Partner had not yet formally adopted its policy regarding the process, terms and activities regarding disposition of the Company’s project partnership interests.  (Disposing of interests in project partnerships prior to the expiration of the fifteen-year tax credit compliance period would trigger unfavorable tax consequences for the investors of the Company, thus there was no need to have such policy adopted before the end of such period.)  One potential strategy was to continue to hold its investments indefinitely until such time as the general partner of the project partnership sold or otherwise decided to rehabilitate the property. This strategy was ultimately viewed as not in the best interest of the Company’s investors. During fiscal year 2006, the Managing General Partner of the Company implemented a number of significant changes in its staffing, emphasis and policies regarding the disposition of project partnership interests.  As a result of these significant changes and new events, there was new information which the Company utilized during fiscal year 2006 to re-evaluate the amortization period for the intangible acquisition fee and expense asset.  These changes and new information which occurred in or just after fiscal year 2006 are summarized below:

1)
In June, 2005, the Managing General Partner created and filled a new staff position,  Manager of Dispositions, whose primary responsibility was to:  a) develop a policy for disposition of project partnership interests exiting their fifteen year tax credit compliance period, b)  present the disposition policy to senior management for formal approval and adoption, c) implement the policy once adopted by managing and overseeing the day-to-day process of disposition of all project partnership interests of funds under the management of the Managing General Partner (including the Company).

2)	Subsequent to his hiring in June, 2005, the new Manager of Dispositions commenced and coordinated a collaborative process of developing a policy for disposition of project partnership interests.
3)	On April 3, 2006, the final draft of a policy statement for disposition of project partnership interests was circulated to senior management of the Managing General Partner for review and approval.

Mr. Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2008

4)
On May 12, 2006, the Board of Directors of the Managing General Partner adopted the new project partnership disposition policy.  As a result of this policy, the Managing General Partner began undertaking an aggressive process of initiating the  disposition of the Company’s project partnership interests on or just before the exit of the project partnership from its fifteen year tax credit compliance period.

5)
During its process of preparing the financial statements for the year-ended March 31, 2006, the Company considered the impact of the above described new staff position and newly adopted policy on the financial statements.  As a result of those changes and new information:  a)  the amortization period for the intangible asset was changed from 35 years to 15 years as the new policy made it clear that there existed a Company policy and procedure to sell or otherwise dispose of the project partnership interest upon its exit from the fifteen year tax credit compliance period, and b)  the disclosures of the “Exit Strategy” as described in Item 1 of the Report on Form 10-K for the Company as of March 31, 2006 were modified and updated to reflect the newly adopted policy.

In accounting for this change, the Company applied the provisions of APB 20, “Accounting Changes.” APB 20 has since been superseded by SFAS 154. SFAS 154 was effective for accounting changes made in fiscal years beginning after December 15, 2005 (for the Company, SFAS 154 was effective for its fiscal year April 1, 2006 - March 31, 2007).

The change in amortization period for the intangible asset acquisition fees and expenses meets the definition of a change in estimate as described in paragraph 10 of APB 20 which states in part that “accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.”  Paragraph 13 of APB 20 states in part that “a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment.”  Paragraph 31 of APB 20 states in part “the effect of a change in accounting estimate should be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both.  A change in an estimate should not be accounted for by restating amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.”

Based upon the application of the provisions of APB 20, the effect of the change in accounting estimate for the change in the amortization period of intangible acquisition fees and expenses was recorded in the Company’s March 31, 2006 Consolidated Statement of Operations as a component of fiscal year 2006 operations.  To enhance the disclosures, the Company quantified and disclosed the effect of the change in estimate on the current year operations in the footnotes, specifically Note 2 – Significant Accounting Policies.

The Managing General Partner effected this change in estimate in each of the Low Income Housing Tax Credit Funds it manages, including two other entities required to file periodic reports under the Securities Exchange Act of 1934 (those two other SEC reporting entities being Gateway Tax Credit Fund II, Ltd., and Gateway Tax Credit Fund III, Ltd.).  The remaining duration of the fifteen year tax credit compliance period of the project partnerships in these other funds is different than that of the Company.  This change in accounting estimate was predicated on the new information and more experience with the disposition process, it was not predicated by the  respective tax credit compliance periods’ remaining terms for the underlying project partnerships. This change in accounting estimate was not made in fiscal years ending prior to March 31, 2006 as the new information and policy upon which this change is predicated was developed and adopted during and just after the end of the Company’s fiscal year 2006.

Mr. Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2008

Exhibit 31.1 and 31.2

6.
It appears that you are using an outdated form of certification and that you have made a number of modifications to such form.   Please amend your filing to include the current form for certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) and provide such certifications in the exact form set forth in Item 601(b)(31) of Regulations S-K.

The Company will amend its March 31, 2007 Annual Report on Form 10-K to correct the form of certifications.

On behalf of the Company, I acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely,

/s/ Jonathan W. Oorlog
Jonathan W. Oorlog
Vice President - Chief Financial Officer
Raymond James Tax Credit Funds, Inc.
(the Managing General Partner of the Company)